

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2014

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

> **Re:** **Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)**
> **Amendment No. 2 to Schedule 13E-3 Filed December 10, 2014**
> **File No. 005-82227**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed December 10, 2014**
> **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your amended filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Schedule 13E-3

General

1.   We note the response to prior comment 1 and the addition of Sanchez Oil & Gas Corporation, SP Holdings, LLC, Sanchez Energy Partners I, LP, Antonio R. Sanchez, III, and Gerald F. Willinger as filing persons. Please also provide the disclosure required by each of the Items of Regulation M-A set forth below for each filing person.

- Item 1004(e);
- Item 1013, including, without limitation, Instruction 3 thereto;

- Item 1014(a) and (b); and
- Item 1015

Amendment No. 4 to Registration Statement on Form S-4

General

2.   We note your response to prior comment 4. Consistent with comment 1 above, please make this disclosure for each filing person

The Partnership Agreement, p. 64

Applicable Law; Forum, Venue and Jurisdiction, p. 66

3.   We note your response to prior comment 7. Please expand your disclosure regarding the fee-shifting provision to clarify the following:

- the types of actions it covers,

- the parties who may be responsible for paying fees, costs and expenses under the provision,

- the meaning of the phrase "substantially achieves, in substance and amount,"

- the parties who may be allowed to recover their fees and expenses, and

- whether the losing parties would be jointly and severally liable for payment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Stephen R. Brunner
Sanchez Production Partners LLC
December 23, 2014
Page 3

       Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions. You may also contact Lisa Kohl, Staff Attorney, Office of Mergers and Acquisitions, at (202) 551-3252 or David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

                              Sincerely,

                              /s/H. Roger Schwall

                              H. Roger Schwall
                              Assistant Director